MANAGEMENT'S DISCUSSION AND ANALYSIS OF
          FINANCIAL CONDITION AND RESULTS OF OPERATIONS




FIRST QUARTER RESULTS

Overview

Consolidated net sales of $168.2 million for the first quarter of 1995 increased 26% over the comparable 1994 period. Net earnings of $13.2 million were 3% higher than the first quarter of 1994. Net earnings per common share of $.27 increased 8% from the $.25 reported last year.

Gross margin as a percentage of net sales decreased to 30.7% from 32% in the first quarter of 1994 primarily as a result of lower margins in the acquired specialty equipment businesses and selling price decreases in the dyes business. Consolidated operating profit of $22.5 million increased 14% from the first quarter of 1994 as the specialty process equipment and controls segment increased 47% while the specialty chemicals segment decreased 3%.

Specialty Chemicals

The Company's specialty chemicals segment reported sales of $102.5 million representing an increase of 7% from 1994. The increase was attributable to higher unit volume (9%) plus foreign currency translation (2%) less the impact of lower selling prices (-4%).

Domestic dyes sales of $52.3 million were 4% higher than the 1994 first quarter primarily due to unit volume growth (11%) offset by lower selling prices (-7%). International dyes sales of $24.5 million increased 10% versus the first quarter of 1994 primarily as a result of foreign currency translation with the positive impact of unit growth (4%) offset by lower selling prices (-4%). Specialty ingredients sales of $25.7 million rose 12% primarily as a result of increased unit volume. The percentage of sales outside the United States was 25%, unchanged from the comparable 1994 period.

Operating profit of $15.6 million for the first quarter of 1995 decreased 3% from 1994. The decrease was attributable primarily to the impact of lower pricing. The percentage of operating profit outside the United States declined to 17% from 19% in 1994.




Specialty Process Equipment and Controls

The Company's specialty process equipment and controls segment reported sales of $65.7 million, which represents an increase of 73% from the first quarter of 1994. Approximately 55% was attributable to acquisitions completed since the first quarter of 1994 with the balance primarily from increased unit volume. Export sales accounted for 18% of total segment sales versus 17% for the comparable period in 1994. Operating profit for the first quarter of 1995 increased 47% to $10 million. Approximately 29% was attributable to acquisitions completed since the first quarter of 1994 with the balance primarily from higher unit volume. The order backlog for extruders and related equipment at the end of the first quarter of 1995 amounted to $78 million compared to $66 million at December 31, 1994.

Other

Selling, general and administrative expenses of $25.4 million increased 28% versus the comparable period in 1994 primarily due to acquisitions completed since the first quarter of 1994 and the impact of inflation. Depreciation and amortization of $3.7 million increased 15% versus 1994 primarily as a result of a higher fixed asset base including the acquisitions completed since the first quarter of 1994. Interest expense increased $1.4 million to $1.6 million primarily as a result of increased borrowings. Other income of $228 thousand decreased by $316 thousand versus 1994 primarily due to lower royalty income. The effective tax rate of 37.6% increased versus the 36.3% in the 1994 period.


LIQUIDITY AND CAPITAL RESOURCES

The April 1, 1995 working capital balance of $117.4 million decreased $4.2 million from $121.6 million at year-end 1994.
The current ratio declined to 1.6 from 1.9 at the end of 1994 primarily as a result of increased short-term borrowings. Days sales in receivables decreased to 49 days from 54 days at year-end 1994. Inventory turnover averaged 2.8 for the first quarter of 1995 compared to 3.0 at year-end 1994.

Cash flows from operating activities of $4.4 million decreased $11.6 million from the first quarter of 1994 primarily attributable to increased working capital requirements. Cash provided by operating activities and increased borrowings were used to finance acquisitions, fund capital expenditures, pay cash dividends and repurchase 222,800 shares of the Company's common stock. The Company's debt to total capital ratio increased to 33% from 29% at year-end 1994. Capital expenditures are expected to approximate $20 million in 1995 primarily for expansion and improvement of operating facilities in the United States and Europe. The Company's long-term liquidity needs including such items as capital expenditures and dividends are expected to be financed from operations.


INTERNATIONAL OPERATIONS

The lower U.S. dollar exchange rate versus the Belgian Franc and French Franc accounted primarily for the favorable adjustment of $4.7 million in the accumulated translation adjustment account since year-end 1994. Changes in the balance of this account are primarily a function of fluctuations in exchange rates and do not necessarily reflect either enhancement or impairment of the net asset values or the earnings potential of the Company's foreign operations.

The Company operates manufacturing facilities in Europe which serve primarily the European market. Exchange rate disruptions between the United States and European currencies, and among European currencies, are not expected to have a material effect on year-to-year comparisons of the Company's earnings.


RESEARCH AND DEVELOPMENT

The Company employs about 275 engineers, draftsmen, chemists, and technicians responsible for developing new and improved chemical products and process equipment systems for the industries served by the Company. Often, new products are developed in response to specific customer needs. The Company's process of developing and commercializing new products and product improvements is ongoing and involves many products, no one of which is large enough to significantly impact the Company's results of operations from year-to-year. Research and development expenditures totalled $3.4 million for the first quarter of 1995 compared to $2.6 million in the comparable 1994 period.


ENVIRONMENTAL MATTERS

The Company's manufacturing facilities are subject to various federal, state and local requirements with respect to the discharge of materials into the environment or otherwise relating to the protection of the environment. The Company has been designated, along with others, as a potentially responsible party under the Comprehensive Environmental Response, Compensation and Liability Act of 1980, or comparable state statutes, at two waste disposal sites; and two inactive subsidiaries have been designated, along with others, as potentially responsible parties at a total of four other sites.

While the cost of compliance with existing environmental requirements is expected to increase, based on the facts currently known to the Company, management expects that those costs, including the cost to the Company of remedial actions, will not be material to the results of the Company's operations in any given year.